

07006783 ...S

...COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
APR 03 2007
WASH, D.C.
210
SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 65903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RETIREMENT CAPITAL GROUP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12340 EL CAMINO REAL, SUITE 400
(No. and Street)

SAN DIEGO (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDRICK G. SCHIPPA 858 677 5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAVINE, LOFGREN, MORRIS and ENGELBERG, LLP
(Name – *if individual, state last, first, middle name*)

4180 LA JOLLA VILLAGE DR, SUITE 300 (Address) LA JOLLA (City) CA (State) 92037 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM L. MACDONALD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RETIREMENT CAPITAL GROUP SECURITIES, INC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT, CHAIRMAN, CEO
Title

Karen L. Saunders
Notary Public


KAREN L. SAUNDERS
COMM. #1584053
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires JUNE 28, 2009
LS01

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego } ss.

On April 2, 2007 before me, Karen L. Saunders, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared William L. MacDonald,
Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence



KAREN L. SAUNDERS
COMM. #1584053
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires JUNE 28, 2009
LS01

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Karen L. Saunders
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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SEC MAIL PROCESSING
RECEIVED
APR 0 3 2007
WASH, D.C.
210
SECTION

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary
of Retirement Capital Group, Inc.)

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES,
AND INDEPENDENT AUDITORS' REPORTS

For the Year Ended
December 31, 2006

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Table of Contents



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE SUITE 300 LA JOLLA CALIFORNIA 92037
PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of BKR International

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Retirement Capital Group Securities, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Retirement Capital Group Securities, Inc. (the "Company"), a wholly owned subsidiary of Retirement Capital Group, Inc., as of December 31, 2006 and the related statements of income, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Capital Group Securities, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lavine, Lofgren, Morris & Engelberg, LLP

February 22, 2007

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 81,575
Commissions receivable	729,340
Prepaid expenses	20,323
Deferred tax assets	5,658
Total assets	$ 836,896
LIABILITIES AND SHAREHOLDER'S EQUITY	
Accounts payable	$ 4,161
Commissions payable	91,769
Commissions payable - affiliate	605,333
Accrued expenses	13,500
Total liabilities	714,763
Shareholder's Equity:	
Common stock, no par value, $7.50 stated value, 10,000 shares authorized, issued and outstanding	284,940
Accumulated deficit	(162,807)
Total shareholder's equity	122,133
Total liabilities and shareholder's equity	$ 836,896

See accompanying notes to financial statements
and independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Income
For the year ended December 31, 2006

Revenue	
Commission income	$ 7,155,397
Interest income	224
Total revenue	7,155,621
Expenses	
Commission expense	6,842,581
License and fees	34,357
Employee related	49,500
Professional fees	36,220
Office rent and utilities	12,000
Miscellaneous	10,245
Total expenses	6,984,903
Income before provision for income taxes	170,718
Provision for Income Taxes	63,483
Net income	$ 107,235

See accompanying notes to financial statements
and independent auditors' report.

Retirement Capital Group Securities, Inc.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Shareholder's Equity
For the year ended December 31, 2006

	Common Stock	Accumulated Deficit	Shareholder's Equity
Balance at December 31, 2005	$ 215,800	$ (100,042)	$ 115,758
Net income	-	107,235	107,235
Deemed capital contribution	69,140	-	69,140
Dividend to Parent	-	(170,000)	(170,000)
Balance at December 31, 2006	$ 284,940	$ (162,807)	$ 122,133

See accompanying notes to financial statements
and independent auditors' report.

Retirement Capital Group Securities, Inc.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Cash Flows
For the year ended December 31, 2006

Cash Flows from Operating Activities	
Net income	$ 107,235
Income tax provision - noncash (deemed capital contribution under tax sharing agreement)	69,140
Deferred income taxes	(5,658)
Adjustments to reconcile net income to cash provided by operating activities:	
Commissions receivable	(724,653)
Prepaid expenses	512
Accounts payable and accrued expenses	1,375
Amount due to affiliate	(12,550)
Commissions payable	91,769
Commissions payable - affiliate	605,333
Net cash provided by operating activities	132,503
Cash Flows from Investing Activities	
Dividend to Parent	(170,000)
Net decrease in cash	(37,497)
Cash at Beginning of Year	119,072
Cash at End of Year	$ 81,575

See accompanying notes to financial statements and independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Notes to Financial Statements
December 31, 2006

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

General

Retirement Capital Group Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Retirement Capital Group, Inc. ("Parent"), incorporated in the State of California in December 2002, and capitalized in April 2003. The Company received its NASD approval in July 2003 to practice as a registered broker-dealer.

The Company has selling agreements with insurance companies and mutual fund companies to distribute mutual funds, variable annuities, variable life insurance, public limited partnerships, and private placements.

The Company also has commission sharing agreements with other broker-dealers whereby certain registered representatives of the Company work in conjunction with registered representatives of other broker-dealers in presenting, offering, and selling securities. The Company and other broker-dealers share fees and commissions arriving from the sale of such securities.

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

Commission income is recognized when the insurance products have been underwritten, the policies have been issued, and the premiums are paid to the insurance carriers. While commission revenue is subject to chargeback, the Company's experience has been that no commission revenue has been charged back. Accordingly, the Company currently does not maintain a chargeback allowance.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Concentration

For year ended December 31, 2006, approximately 46% of the Company's revenue originated from one customer. Commissions receivable at December 31, 2006 due from this customer amounted to $110,589. Two other customers make up the remaining commissions receivable as of December 31, 2006.

NOTE 2. NET CAPITAL

The Company's percentage of aggregate indebtedness to net capital was 784% at December 31, 2006. Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2006, the Company had "net capital" of $91,152, which exceeded the amount required.

NOTE 3. INCOME TAXES

Significant components of the provision for income taxes for the year ended December 31, 2006 are as follows:

Federal income taxes:		
Current	$	52,501
Deferred		(5,658)
Total federal income taxes		46,843
State and local income taxes:		
Current		16,640
Deferred		-
Total state and local income taxes		16,640
Total income tax provision	$	63,483

The Company's effective income tax rate differs from the federal statutory rate as follows:

Federal statutory rate	34.0 %
State and local taxes, net of federal benefit	5.8
Benefit of lower tax bracket	(6.1)
Effective rate	33.7 %

Deferred taxes result primarily from timing differences in deducting state income taxes.

NOTE 3. INCOME TAXES (Continued)

The Parent utilized the separate-return method for allocating current and deferred taxes to members of the consolidated group by applying the provisions of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes,* to each subsidiary as if it were a separate taxpayer. The Company's unwritten tax sharing arrangement with the Parent and affiliates provides that the differences arising between the amounts reported in the financial statements and the amounts actually payable or receivable under the tax sharing arrangement are reported as capital contributions or distributions in the separate financial statements of the Company. During the year ended December 31, 2006, the Company had tax-related capital contributions from its Parent amounting to $69,140.

NOTE 4. RELATED PARTY TRANSACTIONS

During 2006, the Company incurred commissions expense of $3,342,330 to an affiliate of the Company (100% owned by the Parent).

The Company's affiliate incurs certain expenses on behalf of the Company and provides administrative services for the Company. During 2006, the Company was allocated $49,500 for employee-related expenses and $12,000 for office rent and utility expenses.

During 2006, the Company incurred commissions of $77,327 to two of the Board Members of the Parent.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2006.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Net Capital	
Shareholder's equity at December 31, 2006	$ 122,133
Less nonallowable assets	
Prepaid expenses	(20,323)
Deferred tax assets	(5,658)
Other deduction	
Fidelity bond rule 3020(b)	(5,000)
Net capital	$ 91,152
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	47,675
Excess net capital	43,477
Excess net capital at 1,000%, (net capital less 10% aggregate indebtedness)	19,676
Aggregate indebtedness	714,763
Percentage of aggregate indebtedness to net capital	784%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	677,665
Audit adjustments to record commissions payable and receivable	(586,513)
Net capital - per above	$ 91,152
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	17,661
Audit adjustment to record commissions payable	697,102
Aggregate indebtedness - per above	$ 714,763

See accompanying independent auditors' report.

Retirement Capital Group Securities, Inc.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

See accompanying independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemptive provision

See accompanying independent auditors' report.



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Retirement Capital Group Securities, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Retirement Capital Group Securities, Inc. (the "Company"), a wholly owned subsidiary of Retirement Capital Group, Inc., for the year ended December 31, 2006, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

February 22, 2007

END